Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated August 10, 2011, to the
Product Supplement dated August 10, 2011, the Prospectus dated June 22, 2011, and the Prospectus Supplement dated June 22, 2011
US$6,790,000
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes due November 18, 2011
Linked to a Bundle of Eight Common Equity Securities

•	This pricing supplement relates to an offering of Reverse Exchangeable Notes linked to a bundle of the common equity securities of eight Reference Stock Issuers.
•
The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. However, investors should be willing to forgo the potential to participate in the appreciation of any Reference Stock, be willing to accept the risks of owning the common equity securities of one or more of the Reference Stock Issuers, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of the Reference Stocks.
•
The notes will pay interest monthly at the fixed rate of 12.00% per annum. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of each Reference Stock and whether the closing price of each Reference Stock has declined from its Initial Stock Price during the Monitoring Period, as described below.

•	The notes will be issued in minimum denominations of $2,000 (which corresponds to $250 for each of the eight Reference Stocks) and integral multiples of $2,000.
•
In addition to any accrued but unpaid interest, payment at maturity for each $250 principal amount of the notes (which corresponds to one Reference Stock) per $2,000 denomination of the notes will be either a cash payment of $250 or, if the closing price of a Reference Stock decreased as described below, delivery of shares of that Reference Stock. Payment at maturity for each $2,000 principal amount note will be the sum of the payments with respect to the eight Reference Stocks.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The CUSIP number for the notes is 06366QTR8.
•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.
•	The following table sets forth, for each Reference Stock, its Initial Stock Price and Trigger Price:
			Trigger Price
Reference Stock Issuer	Ticker Symbol	Initial Stock Price (in $)	(as a % of the Initial Stock Price)	(in $)	Weighting
Abercrombie & Fitch Co.	ANF	65.64	65%	42.67	12.50%
Baidu, Inc.	BIDU	140.79	65%	91.51	12.50%
Cameron International Corporation	CAM	43.76	65%	28.44	12.50%
Ford Motor Company	F	10.41	70%	7.29	12.50%
Freeport-McMoran Copper & Gold Inc.	FCX	43.55	70%	30.49	12.50%
Sandisk Corporation	SNDK	36.51	65%	23.73	12.50%
Tesoro Corporation	TSO	18.66	60%	11.20	12.50%
Wynn Resorts, Limited	WYNN	134.68	65%	87.54	12.50%

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	100%	1.75%	98.25%
Total	US$6,790,000	US$118,825	US$6,671,175
We expect to deliver the notes through the facilities of The Depository Trust Company on or about August 17, 2011.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Payment at Maturity:
At maturity, in addition to any accrued but unpaid interest, for each $250 principal amount of the notes (which corresponds to one Reference Stock) per $2,000 denomination of the notes, you will receive $250, unless a Conversion Event (as defined below) has occurred with respect to that Reference Stock.

If a Conversion Event occurs with respect to one or more Reference Stocks, at maturity you will receive, in lieu of a cash payment for the portion of your principal amount relating to the affected Reference Stock(s) (but only the affected Reference Stock(s)), the Physical Delivery Amount, as calculated below.

As a result, because the notes are linked to the performance of the eight Reference Stocks in an equally-weighted bundle, your total payment at maturity may consist of (a) Physical Delivery Amounts in the case of the Reference Stocks for which a Conversion Event has occurred and (b) the principal amount of the notes relating to the Reference Stocks for which a Conversion Event has not occurred.  However, in no event will you be entitled to receive an amount that is greater than the principal amount of your notes (plus accrued interest).

For example, if a Conversion Event occurs with respect to four of the eight Reference Stocks, then, at maturity, your payment with respect to that note, in addition to accrued but unpaid interest, will consist of (a) $1,000 in cash (representing the related portion of your principal amount) with respect to the four Reference Stocks for which a Conversion Event did not occur and (b) the Physical Delivery Amounts with respect to the four Reference Stocks for which a Conversion Event occurred.

See Section entitled “Examples of the Hypothetical Payment at Maturity for an $2,000 Investment in the Notes” for examples of the determination of the payment to be made. The market value of the Physical Delivery Amount will most likely be less than the applicable portion of the principal amount of the notes, and may be zero.

We will not have the option to pay to you cash in lieu of any Physical Delivery Amount that is payable on the notes.

Conversion Event:	A Conversion Event will have occurred with respect to a Reference Stock if:

(1) its Final Stock Price is less than its Initial Stock Price; and

(2)
on any day during the Monitoring Period, the closing price of that Reference Stock has declined to a price that is less than its Trigger Price (a “Knock-In Event”).  (“Closing Price Monitoring” is applicable to the notes.)

Pricing Date:	August 10, 2011

Settlement Date:	August 17, 2011

Valuation Date:	November 10, 2011

Maturity Date:	November 18, 2011

Interest Payment Dates:
Interest on the notes will be payable on September 19, 2011, October 17, 2011, and November 18, 2011, subject to postponement if any such day is not a business day (as defined in the product supplement).

Interest Rate:	12.00% per annum, payable in equal monthly payments. Each monthly interest payment will be equal to approximately $20.00 per $2,000 in principal amount of the notes.

Monitoring Period:	The period from and excluding the pricing date to and including the valuation date.

Physical Delivery Amount for a Reference Stock:
The number of shares of that Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash.

Initial Stock Price of a Reference Stock:
The closing price of that Reference Stock on the pricing date, as shown in the table on the cover page.  The Initial Stock Price of a Reference Stock is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price of a Reference Stock:	The closing price of that Reference Stock on the valuation date.

Trigger Price of a Reference Stock:	See the table on the cover page.

Automatic Redemption:	Not Applicable

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated August 10, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated August 10, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002683/f811112424b5.htm
•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm
•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated August 10, 2011.

•
Your investment in the notes may result in a loss if the value of one or more of the Reference Stocks decreases. — The notes do not guarantee any return of principal.  You will only receive the principal amount of your notes at maturity if the Final Stock Price of each Reference Stock is greater than or equal to its Initial Stock Price, or the closing price of each Reference Stock does not decrease below its Trigger Price during the Monitoring Period.  If a Conversion Event occurs as to one or more Reference Stocks, you will be entitled to receive at maturity shares with a value that we expect to be less than the applicable portion of the principal amount of your notes, and may be zero. You may even lose the entire principal amount of your notes if a Conversion Event occurs as to all of the Reference Stocks.

•
You will not benefit from the appreciation of any Reference Stock above its Initial Stock Price. — You should not expect to receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  As a result, the total of the payments that you receive over the term of the notes will not exceed the principal amount of your notes plus interest, even if the Final Stock Price of one or more Reference Stocks exceeds the applicable Initial Stock Price by a substantial amount.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuers, including extending loans to, or making equity investments in, the Reference Stock Issuers, or providing advisory services to them.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuers, and these reports may or may not recommend that investors buy or hold shares of the Reference Stocks.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuers that in your judgment is appropriate to make an informed investment decision.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions will be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will have no ownership rights in the Reference Stocks. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights or dividend payments. In addition, the Reference Stock Issuers will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stocks and the notes.

•
No affiliation with the Reference Stock Issuers. — We are not affiliated with any Reference Stock Issuer.  You should make your own investigation into the Reference Stocks and the Reference Stock Issuers. We are not responsible for any of the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading in the Reference Stocks. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stocks

All information contained herein on the Reference Stocks and the Reference Stock Issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuers under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

The tables in this section set forth the high and low closing prices of each Reference Stock from the first quarter of 2008 through the pricing date.

Abercrombie & Fitch Co

Abercrombie & Fitch Co. is a specialty retailer that operates stores and direct-to-consumer operations. Through these channels, the company sells: casual sportswear apparel, including knit and woven shirts, graphic t-shirts, fleece, jeans and woven pants, shorts, sweaters, and outerwear, personal care products, and accessories for men, women and children. This Reference Stock trades on the New York Stock Exchange under the symbol "ANF."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	82.06	70.20
	Second Quarter	77.20	62.68
	Third Quarter	63.09	35.74
	Fourth Quarter	38.67	14.15
2009	First Quarter	25.77	17.11
	Second Quarter	32.26	22.71
	Third Quarter	34.34	23.00
	Fourth Quarter	41.84	30.60
2010	First Quarter	45.64	29.98
	Second Quarter	49.98	30.39
	Third Quarter	39.53	30.71
	Fourth Quarter	58.14	37.75
2011	First Quarter	59.12	48.36
	Second Quarter	76.35	59.17
	Third Quarter (through the pricing date)	77.14	61.05

Baidu Inc.

Baidu, Inc. operates an Internet search engine. The company offers algorithmic search, enterprise search, pay for performance and news, MP3, and image searches. This company’s American Depositary Shares trade on the Nasdaq Global Select Market under the symbol "BIDU."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	38.19	20.79
	Second Quarter	37.38	27.33
	Third Quarter	35.02	23.12
	Fourth Quarter	26.56	10.45
2009	First Quarter	18.83	10.94
	Second Quarter	30.92	17.48
	Third Quarter	40.29	27.49
	Fourth Quarter	44.22	37.19
2010	First Quarter	60.85	38.65
	Second Quarter	78.30	60.00
	Third Quarter	103.84	67.45
	Fourth Quarter	114.10	96.22
2011	First Quarter	137.81	99.73
	Second Quarter	152.37	116.26
	Third Quarter (through the pricing date)	164.42	130.45

Cameron International Corp

Cameron International Corporation manufactures oil and gas pressure control equipment, including valves, wellheads, chokes, and assembled systems. The company's equipment is used for oil and gas drilling, production, and transmission in onshore, offshore, and subsea applications. Cameron also produces gas turbines, centrifugal gas and air compressors, and other products. This Reference Stock trades on the New York Stock Exchange under the symbol "CAM."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	52.11	37.69
	Second Quarter	57.27	42.87
	Third Quarter	57.67	36.17
	Fourth Quarter	36.56	16.68
2009	First Quarter	25.43	17.32
	Second Quarter	32.45	22.03
	Third Quarter	39.35	25.57
	Fourth Quarter	42.31	35.92
2010	First Quarter	44.86	36.91
	Second Quarter	47.31	31.89
	Third Quarter	43.89	32.21
	Fourth Quarter	51.36	41.85
2011	First Quarter	62.07	48.68
	Second Quarter	56.89	43.78
	Third Quarter (through the pricing date)	55.94	42.70

Ford Motor Co

Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through its subsidiary. This Reference Stock trades on the New York Stock Exchange under the symbol "F."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	6.85	5.11
	Second Quarter	8.48	4.81
	Third Quarter	6.03	4.17
	Fourth Quarter	4.55	1.26
2009	First Quarter	2.94	1.58
	Second Quarter	6.41	2.74
	Third Quarter	8.44	5.35
	Fourth Quarter	10.20	6.84
2010	First Quarter	14.10	10.28
	Second Quarter	14.46	9.88
	Third Quarter	13.16	10.16
	Fourth Quarter	17.00	12.26
2011	First Quarter	18.79	14.01
	Second Quarter	15.79	12.78
	Third Quarter (through the pricing date)	14.12	9.93

Freeport-McMoRan Copper & Gold

Freeport-McMoRan Copper & Gold Inc., through its subsidiary, is a copper, gold and molybdenum mining company. The company primarily mines for copper and owns mining interests in Chile and Indonesia. Freeport-McMoRan Copper & Gold, through a subsidiary, is also involved in smelting and refining of copper concentrates. This Reference Stock trades on the New York Stock Exchange under the symbol "FCX."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	53.29	38.58
	Second Quarter	62.93	48.82
	Third Quarter	57.78	26.61
	Fourth Quarter	26.48	8.40
2009	First Quarter	21.53	11.07
	Second Quarter	30.21	19.14
	Third Quarter	36.58	22.50
	Fourth Quarter	43.66	32.70
2010	First Quarter	44.05	33.35
	Second Quarter	43.67	29.33
	Third Quarter	43.52	29.09
	Fourth Quarter	60.05	43.62
2011	First Quarter	60.92	47.79
	Second Quarter	57.44	46.83
	Third Quarter (through the pricing date)	56.30	41.89

SanDisk Corp

SanDisk Corporation supplies flash data storage products. The company designs, manufactures, and markets industry-standard, solid-state data, digital imaging, and audio storage products using its patented, high-density flash memory and controller technology. This Reference Stock trades on the Nasdaq Global Select Market under the symbol "SNDK."

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	33.17	20.60
	Second Quarter	33.10	18.70
	Third Quarter	22.52	13.35
	Fourth Quarter	20.65	5.32
2009	First Quarter	13.37	7.65
	Second Quarter	16.44	12.21
	Third Quarter	22.93	13.33
	Fourth Quarter	30.13	19.66
2010	First Quarter	35.25	25.42
	Second Quarter	49.70	34.71
	Third Quarter	46.37	33.24
	Fourth Quarter	51.64	36.28
2011	First Quarter	53.25	42.09
	Second Quarter	50.62	38.94
	Third Quarter (through the pricing date)	45.57	36.06

Tesoro Corp

Tesoro Corporation refines and markets petroleum products, and provides transporting services. The company operates refineries, as well as a network of retail and refueling stations in the western United States. Tesoro also markets gasoline and diesel fuel to independent marketers and commercial end users. This Reference Stock trades on the New York Stock Exchange under the symbol "TSO.

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	47.75	27.16
	Second Quarter	32.78	19.06
	Third Quarter	19.87	14.92
	Fourth Quarter	16.28	6.80
2009	First Quarter	19.11	12.23
	Second Quarter	18.43	12.40
	Third Quarter	15.69	10.89
	Fourth Quarter	16.59	12.34
2010	First Quarter	15.05	11.70
	Second Quarter	14.39	10.92
	Third Quarter	13.36	10.54
	Fourth Quarter	18.68	12.93
2011	First Quarter	47.75	27.16
	Second Quarter	28.23	20.84
	Third Quarter (through the pricing date)	25.34	18.39

Wynn Resorts, Limited

Wynn Resorts, Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. The resorts feature guest rooms and suits, restaurants, golf courses, and on-site luxury automotive dealerships. This Reference Stock trades on the Nasdaq Global Select Market under the symbol “WYNN.”

		High Closing Price ($)	Low Closing Price ($)
2008	First Quarter	120.59	91.41
	Second Quarter	116.43	79.81
	Third Quarter	114.67	69.94
	Fourth Quarter	80.19	31.25
2009	First Quarter	55.28	15.40
	Second Quarter	49.98	21.55
	Third Quarter	73.25	29.91
	Fourth Quarter	69.91	53.73
2010	First Quarter	77.26	60.76
	Second Quarter	93.15	74.64
	Third Quarter	94.93	74.79
	Fourth Quarter	116.55	87.09
2011	First Quarter	130.81	108.99
	Second Quarter	149.74	129.42
	Third Quarter (through the pricing date)	165.25	126.91

Examples of the Hypothetical Payment at Maturity for an $2,000 Investment in the Notes

The examples set forth below are provided for illustration purposes only. Assumptions on the Final Stock Prices of the Reference Stocks and the occurrence of a Knock-In Event for the Reference Stocks in each of the examples are purely hypothetical and do not relate to the actual future performance of any Reference Stock. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the closing prices of the Reference Stocks during the Monitoring Period or on the Valuation Date relative to the applicable Initial Stock Price.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of each Reference Stock, and whether its closing price was below its Trigger Price on any trading day during the Monitoring Period.

Example 1: In this example, no Conversion Event has occurred with respect to any Reference Stock.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for each $2,000 in principal amount of the notes will be $2,000 in cash.

Reference Stock	Initial Stock Price (in $)	Hypothetical Final Stock Price	Trigger Price		Hypothetical Occurrence of a Knock-In Event	Hypothetical Payment at Maturity*
			(as a % of the Initial Stock Price)	(in $)
						Cash	Physical Delivery Amount in shares
Abercrombie & Fitch Co.	65.64	82.05	65%	42.67	No	$250	N/A
Baidu, Inc.	140.79	154.87	65%	91.51	No	$250	N/A
Cameron International Corporation	43.76	59.08	65%	28.44	No	$250	N/A
Ford Motor Company	10.41	12.49	70%	7.29	No	$250	N/A
Freeport-McMoran Copper & Gold Inc.	43.55	68.81	70%	30.49	No	$250	N/A
Sandisk Corporation	36.51	47.83	65%	23.73	No	$250	N/A
Tesoro Corporation	18.66	22.58	60%	11.20	No	$250	N/A
Wynn Resorts, Limited	134.68	158.92	65%	87.54	No	$250	N/A

Example 2: In this example, a Conversion Event has occurred with respect to four Reference Stocks, but not to the others.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for each $2,000 in principal amount of the notes will consist of (a) $1,000 in cash (representing the related portion of your principal amount) with respect to the four Reference Stocks for which a Conversion Event did not occur and (b) the Physical Delivery Amounts with respect to the four Reference Stocks for which a Conversion Event occurred.

In this example, you would receive at maturity, for each $2,000 in principal amount of the notes that you own, cash and shares of Reference Stock with a value of approximately $1,617.46.

Reference Stock	Initial Stock Price (in $)	Hypothetical Final Stock Price	Trigger Price		Hypothetical Occurrence of a Knock-In Event	Hypothetical Payment at Maturity*
			(as a % of the Initial Stock Price)	(in $)
						Cash	Physical Delivery Amount in shares
Abercrombie & Fitch Co.	65.64	82.05	65%	42.67	No	$250	N/A
Baidu, Inc.	140.79	154.87	65%	91.51	No	$250	N/A
Cameron International Corporation	43.76	59.08	65%	28.44	No	$250	N/A
Ford Motor Company	10.41	12.49	70%	7.29	No	$250	N/A
Freeport-McMoran Copper & Gold Inc.	43.55	28.31	70%	30.49	Yes	N/A	5.74 ($162.50)
Sandisk Corporation	36.51	22.27	65%	23.73	Yes	N/A	6.85 ($152.50)
Tesoro Corporation	18.66	10.82	60%	11.20	Yes	N/A	13.40 ($144.96)
Wynn Resorts, Limited	134.68	84.85	65%	87.54	Yes	N/A	1.86 ($157.50)

Example 3: In this example, a Conversion Event has occurred with respect to each Reference Stock.  Therefore, in addition to any accrued but unpaid interest, the hypothetical payment at maturity for the $2,000 in principal amount of the notes will only be the Physical Delivery Amounts with respect to each Reference Stock.

In this example, you would receive at maturity, for each $2,000 in principal amount of the notes that you own, cash and shares of Reference Stock with a value of approximately $1,317.95.

Reference Stock	Initial Stock Price (in $)	Hypothetical Final Stock Price	Trigger Price		Hypothetical Occurrence of a Knock-In Event	Hypothetical Payment at Maturity*
			(as a % of the Initial Stock Price)	(in $)
						Cash	Physical Delivery Amount in shares
Abercrombie & Fitch Co.	65.64	40.93	65%	42.67	Yes	N/A	3.81 ($155.89)
Baidu, Inc.	140.79	77.24	65%	91.51	Yes	N/A	1.78 ($137.15)
Cameron International Corporation	43.76	28.44	65%	28.44	Yes	N/A	5.71 ($162.48)
Ford Motor Company	10.41	7.14	70%	7.29	Yes	N/A	24.02 ($171.47)
Freeport-McMoran Copper & Gold Inc.	43.55	42.61	70%	30.49	Yes	N/A	5.74 ($244.6)
Sandisk Corporation	36.51	22.37	65%	23.73	Yes	N/A	6.85 ($153.18)
Tesoro Corporation	18.66	10.13	60%	11.20	Yes	N/A	13.40 ($135.72)
Wynn Resorts, Limited	134.68	84.83	65%	87.54	Yes	N/A	1.86 ($157.47)

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock or the principal amount of the notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $2,000 principal amount note, in the aggregate amount of approximately $60 over the term of the notes.

Certain U.S. Federal Tax Information

Of each stated interest payment on the notes (12.00% in total), 0.28% will be treated as an interest payment, and 11.72% will be treated as payment for the Put Options for U.S. federal income tax purposes. The Option Ratio (as defined in the accompanying product supplement) is set forth in the table below.

Reference Stock	Option Ratio
Abercrombie & Fitch Co.	14.01%
Baidu, Inc.	12.52%
Cameron International Corporation	9.17%
Ford Motor Company	11.31%
Freeport-McMoran Copper & Gold Inc.	13.38%
Sandisk Corporation	11.97%
Tesoro Corporation	13.64%
Wynn Resorts, Limited	14.00%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated August 10, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121 BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the notes.